July 8, 2024

Satoshi Tominaga
Chief Executive Officer
YHN Acquisition I Ltd
2/F, Hang Seng Building
200 Hennessy Road, Wanchai
Hong Kong

       Re: YHN Acquisition I Ltd
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-279308
Dear Satoshi Tominaga:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Amendment No .1 to Registration Statement on Form S-1 filed June 20, 2024
The Offering
Shareholder approval of, or tender offer in connection with, initial business combination, page 20

1. We note your revisions in response to prior comment 4, however, your disclosure on pages 21, 110, and 133 of your registration statement still indicate that your officers, directors, initial shareholders, and their affiliates could make purchases in the open market or in private transactions to influence the vote on the initial business combination. It is unclear how such purchases would comply with the requirements of Rule 14e-5 under the
       Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure
       Interpretation 166.01 for guidance.
 July 8, 2024
Page 2
Redemption rights, page 22

2. We note your revisions in response to prior comment 5 removing any reference to an extension of your business combination deadline. Please reconcile those revisions with your statement on page 34 that you might be required to extend the time period to complete a business combination if any PRC government actions cause a significant delay in your ability to consummate an initial business combination. Please clarify whether and how you may extend the time period to consummate a business combination beyond 18 months and, if so, confirm whether shareholders may redeem their shares in connection with any extension proposal.
Risk Factors Summary, page 25

3. We acknowledge your revised disclosure in response to prior comment 7. Please further revise your disclosure to provide cross references with page numbers where the more detailed discussion of each risk may be found in the risk factors section.
General

4. We note your revision in response to prior comment 6 on page 22 indicating that shareholders may seek to convert their shares even if they abstain from voting. For consistency, please revise to clarify throughout your registration statement where you discuss shareholder voting and redemption rights.

       Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Lawrence S. Venick, Esq.